UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: World Trust (the Trust) made up of Emerging Markets Portfolio, World Growth Portfolio, World Income Portfolio and World Technologies Portfolio (the Portfolios)

3.   Securities and Exchange Commission File No.: 811-07399

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application        [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Christopher O. Petersen
     50606 Ameriprise Financial Center
     Minneapolis, MN 55474
     (612) 671-4321

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Ameriprise Financial, Inc.
     Chief Compliance Officer
     612-671-0584

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     RiverSource Investments, LLC, Ameriprise Financial, Inc. (formerly American Express Financial Corporation), Minneapolis, MN 55474

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors, Inc.), Minneapolis, MN 55474

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

     [ ] Yes        [X] No

     If   Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the board vote took place: Jan. 12-13, 2005

          If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes    [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

          Not required, as the five shareholders redeemed all of their interests. RiverSource Emerging Markets Fund, RiverSource Global Bond Fund and RiverSource Global Equity Fund, redeemed all of their shares on November 8, 2005, and RiverSource Global Technology Fund redeemed all of its shares on December 6, 2005 pursuant to actions taken by the Funds' Board of Directors at a meeting held on January 12-13, 2005. Ameriprise Financial, Inc. redeemed all of its shares immediately following the redemption by the Funds.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes        [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          11/8/05 for Emerging Markets Portfolio, World Growth Portfolio and World Income Portfolio

          12/6/05 for World Technologies Portfolio

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes    [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes    [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only: Were any distributions to shareholders made in kind?

          [X] Yes    [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          Each Portfolio was the master fund in a master/feeder arrangement. The shareholders, RiverSource Emerging Markets Fund, RiverSource Global Bond Fund, RiverSource Global Equity Fund and RiverSource Global Technology Fund, the feeder funds, and Ameriprise Financial, Inc., the Funds' investment manager, all affiliates of the Portfolios, owned 100% of the Portfolio's shares.

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes        [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes        [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes        [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes    [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes        [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a)   List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses: $1,560

          (ii)   Accounting expenses: $17,400

          (iii)  Other expenses (list and identify separately): $0

          (iv)   Total expenses (sum of lines (i)-(iii) above): $18,960

     (b)  How were those expenses allocated?

          Legal allocated to all funds. Accounting fund specific.

     (c)  Who paid those expenses?

          Ameriprise Financial, Inc.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation administrative proceeding?

     [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of World Trust, (ii) he is the Vice President, Secretary, and General Counsel of World Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                        /s/ Leslie L. Ogg
                                        ------------------
                                            Leslie L. Ogg